[Thompson Creek Metals Company Inc. Letterhead]

July 26, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:          Thompson Creek Metals Company Inc. (the “Company”)

Additional Representations re: Registration Statement on Form S-4, No. 333-175782

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, No. 333-175782 (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) up to $350,000,000 in aggregate principal amount of the Company’s 7.375% Senior Notes due 2018 and the associated guarantees (the “Exchange Notes”) for a like principal amount of its outstanding 7.375% Senior Notes due 2018 and the associated guarantees (the “Original Notes”), the Company hereby states that it is registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters and represents that:

1.             The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.             The Company will make each person participating in the Exchange Offer aware, through the Exchange Offer prospectus, that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of Exchange Notes (a) could not rely on the Commission’s position enunciated in Exxon Capital Holdings Corporation (May 13, 1988) or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3.             The Company will (a) make each person participating in the Exchange Offer aware, through the Exchange Offer prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the prospectus in connection with any resale of the Exchange Notes and (b) include in the transmittal letter or similar documentation to be executed by exchange offerees in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned is a broker-dealer that will receive the Exchange Notes for its own account in exchange for Original Notes, it: (i) represents that the Original Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making activities or other trading activities, (ii) confirms it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes and (iii) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

If you have any questions, please contact David Matheson, our legal counsel on this matter, at (503) 727-2008.

Very Truly Yours,

Thompson Creek Metals Company Inc.

/s/ Pamela Saxton
Pamela Saxton
Chief Financial Officer and Vice President, Finance